FOR IMMEDIATE RELEASE

CONTACTS:

For Progenitor:                           For Interneuron:
Douglass B. Given, M.D., Ph.D.            William B. Boni
President and Chief Executive Officer     VP, Corp. Communications
Tel:  614-488-6688                                 Tel:  617-861-8444, ext. 606

Mark N.K. Bagnall                         For Mercator:
Vice President, Finance and                        Elliott Sigal, M.D., Ph.D.
Chief Financial Officer                   President and Chief Executive Officer
Tel: 614-488-6688                         Tel: 415-614-7030


                     PROGENITOR TO ACQUIRE MERCATOR GENETICS

                  Merged Company to Pursue Functional Genomics


LEXINGTON, MA, COLUMBUS, OH and MENLO PARK, CA, February 18, 1997 -- Interneuron Pharmaceuticals, Inc. (NASDAQ: IPIC), Progenitor, Inc. (a majority-owned subsidiary of Interneuron), and Mercator Genetics, Inc. today announced that Progenitor agreed to acquire Mercator, a privately-held genomics company. The acquisition is subject to a number of conditions, including completion of an initial public offering by Progenitor. The purchase price would be $22 million, payable in Progenitor Common Stock, plus the assumption of Mercator liabilities. Progenitor also agreed to provide Mercator with an interim operating line of credit of up to $6.6 million. Funding of this line of credit will be provided by Interneuron. Amounts advanced under the line of credit and the completion of the acquisition will result in charges to the consolidated financial results of Interneuron.

Mercator is focused on the identification of genes associated with cancer and with severe chronic respiratory, inflammatory and neurological disorders. Mercator has expertise in human genotyping, gene mapping and high-throughput sequencing. Mercator's principal gene discovery approach, known as disease association, was used in its identification last year of the gene for hereditary hemochromatosis (iron overload disease). Mercator was formed in 1993 and is located in Menlo Park, CA.

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"This acquisition marks progress toward Progenitor's  strategy to build, acquire and consolidate technologies and critical mass in a broad-based genomics business," said Douglass B. Given, M.D., Ph.D., president and chief executive officer of Progenitor. "Mercator furnishes us with a new set of tools and methods for discovery of novel genes with functional and medical relevance, additional technical expertise, and further access to scientific leadership and emerging genomics technologies. The integration of Mercator's human disease genetics capabilities with Progenitor's core developmental biology systems for gene discovery and functional characterization will create a more comprehensive genomics platform, offering multiple approaches for discovery of candidate genes for complex, polygenic diseases."

"Mercator has established gene discovery programs for asthma, schizophrenia and cancer. Extensive clinical databases and ongoing technology development distinguish our gene discovery capabilities," said Elliott Sigal, M.D., Ph.D., president and chief executive officer of Mercator. "Progenitor's functional genomics will enhance the identification of candidate genes as well as provide the means to demonstrate their function. Our companies share the same vision of how a genomics company should be built and the same management mind-set of seeking out the best and most efficient genomics capabilities."

"We are excited about the synergies between developmental biology and human genetics," said David R. Cox, M.D., Ph.D., a Mercator co-founder, professor of genetics and co-director of the Stanford Human Genome Center at Stanford University. "The merger with Progenitor will result in a novel technology platform to discover genes and elucidate function."

"Progenitor's acquisition of Mercator is consistent with Interneuron's goal for its subsidiary companies," said Glenn L. Cooper, M.D., president and chief executive officer of Interneuron and chairman of Progenitor. "Our subsidiaries are building upon the initial support from Interneuron by establishing expanded and independent operations and financings through corporate alliances, public offerings, mergers or other business activities, with Interneuron retaining an ongoing equity interest. The subsidiary structure provides a specialized development focus for products and technologies outside the central nervous system field."

The acquisition agreement has been approved by the boards of directors of Progenitor and Mercator. Completion of the transaction is subject to other conditions, including timing and approval by the shareholders of Mercator.

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Dr. Given will serve as president  and chief  executive  officer of the combined entity. Dr. Sigal will join Progenitor in the newly created position of senior vice president, research and development.

There is little duplication of research functions between the two organizations. Progenitor does not expect significant reduction in the Mercator work force of 39 employees. Both Progenitor and Mercator have created retention plans to encourage employees to remain through the reorganization. However, consolidation of operations is being considered in order to more quickly and completely integrate programs and capabilities, and to reduce administrative costs.

Progenitor is a functional genomics company engaged in the discovery, characterization and validation of novel genes, receptors and related proteins as therapeutic leads and targets for development and commercialization through alliances with biopharmaceutical companies. Progenitor's functional genomics approach combines expertise in developmental biology with molecular biology techniques and bioinformatics to accelerate the discovery process.

Interneuron Pharmaceuticals is a diversified biopharmaceutical company engaged in the development and commercialization of a portfolio of products and product candidates primarily for neurological and behavioral disorders. Interneuron's other subsidiaries are Intercardia, Inc., focused on cardiovascular disease; Transcell Technologies, Inc., focused on carbohydrate-based drug discovery; and InterNutria, Inc., focused on dietary supplement products.

Except for the descriptions of historical facts contained herein, this news release contains forward-looking statements that involve risks and uncertainties as detailed from time to time in Interneuron's SEC filings under the Securities Act of 1933 and the Securities Exchange Act of 1934, including the risk that Progenitor will not complete an initial public offering of its securities.

A registration statement relating to Progenitor's securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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